Mail Stop 03-08


								March 22, 2005


By Facsimile and U.S. Mail

Mr. Mark Weber
Chief Financial Officer
New World Brands, Inc.
2019 SW 20th Street, Suite 109
Fort Lauderdale, Florida 33315

	RE:	Form 10-KSB for the fiscal year ended May 31, 2004
		File Date: August 30, 2004
		File No. 033-91432

Forms 10-QSB for the periods ended August 31 and November 30, 2004


Dear Mr. Weber:

	We have reviewed your responses contained in the letter dated March 15, 2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As previously requested in our letter dated February 7, 2005, please provide in writing a statement from the company acknowledging that:
a. The company is responsible for the adequacy and accuracy of the disclosure in the filing;


b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Form 10-KSB for the Fiscal Year ended May 31, 2004


Item 7.  Financial Statements

Notes to Consolidated Financial Statements

Note D - Common Stock, page F-10
2. We have reviewed your response to prior comment 10 and are unclear as to how this equity transaction was conducted at arms length between you and an unrelated third party, given that three days later, the primary investor in the transaction became Chairman of the
Board. Please clarify for us whether at the time of the equity infusion, it was contemplated that Dr. Passen would become Chairman of the Board. Please include in your response copies of your board minutes leading up to and immediately after the equity issuance. Also provide copies of any other contemporaneous documentation you have regarding the equity transaction and subsequent appointment of
Dr. Passen as Chairman, such as correspondence between you and Dr. Passen. Because the shares were issued to Dr. Passen at an approximate 78% discount from the quoted market price of your stock on the date of issuance, it would appear that the company expected to receive some form of additional consideration from Dr. Passen, perhaps in the form of services to the company. If this is the case, then we would expect the cost of services to be received in exchange for the shares to be measured on the issuance date of the shares, and recognized in the income statement over the requisite service period.
We may have further comment after reviewing the information you provide.

Note E - Intangible Assets, page F-13
3. We have reviewed your response to prior comment 12 and continue to
have concerns about your designation of the Xtreme Delight
tradename
as indefinite-lived. In particular, based on your response, it is our understanding that the Xtreme Delight product has limited history
in the market, and has not even been fully launched.   Thus,
customer
acceptance of the Extreme Delight product has not been
demonstrated
and is not assured. We also note your statement that "it is not possible to provide empirical evidence as to future cash flow."
In
view of the foregoing, it is unclear to us how you determined that this intangible is expected to contribute to your future cash flows into the indefinite future. It is likewise unclear how you determined that the effects of demand, competition, or other economic
factors would not limit the useful life of this tradename.   In
this
regard, the fact that various other spirit products have been demonstrated to be indefinite- lived, once accepted, does not provide evidence that your Xtreme Delight tradename is indefinite-lived. Please either tell us how you plan to revise your financial statements to treat this intangible as a finite-lived intangible asset, or otherwise provide us additional support for your position that indefinite-lived treatment is appropriate.
4. We have reviewed your response to prior comment 13.  Please tell
us in more detail how you determined the fair value of your Xtreme Delight intangible asset for purposes of your annual impairment test in fiscal year 2004. Ensure your response addresses the valuation technique employed and how this methodology is consistent with the guidance in paragraphs 23-25 of SFAS 142 for determining the fair
value of an intangible asset.   We note that in the absence of
market
prices for a specific intangible asset, present value techniques that use projected cash flows are generally used to estimate fair value.
In light of your statement in response to prior comment 12 regarding your inability to predict future cash flows associated with Xtreme Delight, we are particularly interested to understand any alternative methodologies you used.

      We note that your impairment analysis for this intangible would be different if, in response to the preceding comment, you determined to revise your financial statements to treat the Xtreme Delight tradename as an intangible asset subject to amortization. If this is the case, please adjust your response to this comment accordingly and provide us the results of your revised impairment test for fiscal year 2004.

*******


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


   If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief








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Mr. Mark Weber
Chief Financial Officer
New World Brands, Inc.
March 22, 2005
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